EXHIBIT 99.25

MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:	NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.
355 Burrard Street, Suite 840
Vancouver, BC V6C 2G8

ITEM 2:	DATE OF MATERIAL CHANGE

December 15, 2010

ITEM 3:	NEWS RELEASE

December 15, 2010, via CNW.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

The Company has discovered and confirmed two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma Mine District.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has discovered and confirmed two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma Mine District.  Recent underground channel sampling returned highlights of:

●	Gallery 315E: 52 meter interval averaging 1,284 g/t Ag, 0.08 g/t Au, 0.286% Pb, 0.424% Zn and 0.364% Cu over average vein width of 1.01 meters

●	Chimney 303N: 12 meter interval averaging 945 g/t Ag, 0.05 g/t Au, 0.063% Pb, 0.105% Zn and 0.234% Cu over average vein width of 0.43 meters, open to Level 9 and above

●	Chimney 308N: 32 meter interval averaging 998 g/t Ag, 0.06 g/t Au, 0.363% Pb, 0.541% Zn and 0.358% Cu over average vein width of 0.94 meters

●	Gallery 309E: 92 meter interval averaging 1,108 g/t Ag, 0.06 g/t Au, 0.85% Pb, 1.21% Zn and 0.55% Cu over average vein width of 1.10 meters, open on strike to the northeast

The Caylloma Mine, located in Arequipa, Peru, currently produces approximately 1,250 tpd with the production primarily being sourced from the Ag-bearing polymetallic Animas, Soledad, Santa Catalina and Silvia veins and to a lesser extent, from the high-grade silver-bearing Bateas Vein.  Through September 30, 2010, Caylloma has produced 1.42M ounces of silver and is on track to exceed the annual silver production forecast of 1.7M ounces (see Fortuna news release dated January 18, 2010).

The new high-grade shoots were discovered through the extension of exploration and development drifts from current production areas on the 10th and 12th levels of the Bateas Vein. Vertical chimneys have established the continuity of the mineralized zones and confirmed the high-grade nature of the ore shoots. Underground development continues with the aim of incorporating this new zone to production plans in 2011.

Longitudinal sections of the Bateas Vein illustrating the detailed sampling results and the newly discovered ore shoots are available on the Company’s website:
http://www.fortunasilver.com/i/pdf/Caylloma-Mine_BateasVein_section_7Dec10.pdf

Historically the Bateas Vein has been a significant producer of high-grade silver ores with the past production coming from those portions of the vein located to the southwest of the newly discovered ore shoots.  From the newly discovered ore shoots along strike to the northeast, the Bateas Vein is open and essentially unexplored over a horizontal distance of approximately 1,150 meters, where the vein is projected to intersect with the San Cristobal Vein.  Underground exploration and surface drilling of the northeast extension of the Bateas Vein is planned for 2011.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

Jorge Ganoza, President & CEO Telephone: 604-484-4085

ITEM 9:	DATE OF REPORT

December 15, 2010